UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Penn West Petroleum Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

707887105

(CUSIP Number)

Ho Cheuk Fund

2906 China Resources Bldg.,

Wan Chai, Hong Kong

Attn: Ms. Qing Jian

(852) 3127 0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Morrison & Foerster LLP
22nd Floor, China Central Place Tower 3
77 Jianguo Road, Chaoyang District

Beijing, China 100025
Attention: Paul D. McKenzie
Telephone: +86 (10) 5909 3366

December 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 707887105	Page 2
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ho Cheuk Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,574,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,574,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,574,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.89%
14	TYPE OF REPORTING PERSON IV

SCHEDULE 13D

CUSIP No. 707887105	Page 3
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grand Honest Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,574,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,574,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,574,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.89%
14	TYPE OF REPORTING PERSON IV

SCHEDULE 13D

CUSIP No. 707887105	Page 4
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pang Yuet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,574,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,574,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,574,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.89%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 707887105	Page 5
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cheung Mui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,574,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,574,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,574,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.89%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Schedule 13D amendment is filed jointly by Ho Cheuk Fund (“Ho Cheuk”), Grand Honest Limited (“Grand Honest”), Pang Yuet and Cheung Mui (the “Schedule 13D”). This joint filing shall serve as an original, and final, Schedule 13D filing by Pang Yuet and Cheung Mui and to amend the Schedule 13Ds previously filed with the Securities and Exchange Commission (the “SEC”) by Ho Cheuk and Grand Honest. This amendment shall also serve as the final amendment to the Schedule 13D and is an exit filing of each of the Reporting Persons (as defined below).

On February 2, 2016 Ho Cheuk and Grand Honest filed a series of Schedule 13Ds related to the Issuer (as defined below) (the “Original Filings”). Ho Cheuk and Grand Honest disclosed in such filings that they were related parties and members of a group in separately filed Schedule 13Ds. This Schedule 13D hereby amends and restates the Original Filings in their entirety including any material changes to the initially reported information related to the intervening time period since the Original Filings.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Shares (“Common Shares”) of Penn West Petroleum Ltd. (the "Issuer"). The Common Shares are listed on the New York Stock Exchange under the symbol “PWE.” The address of the principal executive office of the Issuer is Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3, Canada.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ho Cheuk, a Cayman Islands corporation, (2) Grand Honest, a business company with limited liability incorporated under the laws of the British Virgin Islands, (3) Pang Yuet, a citizen of the People’s Republic of China and (4) Cheung Mui, a citizen of the People’s Republic of China. Pang Yuet is a director of Ho Cheuk and holds indirectly through a wholly owned and controlled entity 100% of the outstanding voting shares of Ho Cheuk. Cheung Mui is a director of Grand Honest and holds indirectly through a wholly owned and controlled entity 100% of the outstanding voting stock of Grand Honest.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.

(b) The business address of each of the Reporting Persons is 2906 China Resources Bldg., Wan Chai, Hong Kong.

(c) The principal business of each of Ho Cheuk and Grand Honest is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto.

(d-e) During the last five years no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f) Grand Honest is organized under the laws of the British Virgin Islands. Ho Cheuk is organized under the laws of the Cayman Islands. Pang Yuet and Cheung Mui are citizens of the People’s Republic of China.

The name, citizenship, business address, and principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 2 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Common Shares beneficially owned by the Reporting Persons is 24,574,459 (the “Shares”). The source of the funds used to purchase the Shares in the transactions described below was the investment capital of Ho Cheuk and Grand Honest, as applicable.

In a series of open market purchases prior to January 14, 2016, Ho Cheuk purchased an aggregate of 25,908,575 Common Shares with an aggregate purchase price of $29,502,985.03.

In a series of open market purchases between to January 15, 2016 and January 22, 2016, Ho Cheuk purchased an aggregate of 5,968,222 Common Shares with an aggregate purchase price of $3,548,676.88.

In a series of open market purchases between to January 26, 2016 and February 1, 2016, Grand Honest purchased an aggregate of 5,000,000 Common Shares with an aggregate purchase price of $3,560,529.60.

In a series of open market purchases between to February 2, 2016 and February 8, 2016, Grand Honest purchased an aggregate of 5,000,000 Common Shares with an aggregate purchase price of $3,743,932.20.

In a series of open market purchases between to February 9, 2016 and February 22, 2016, Grand Honest purchased an aggregate of 7,500,000 Common Shares with an aggregate purchase price of $6,342,445.36.

In a series of open market sales between to September 20, 2016 and September 29, 2016, Ho Cheuk sold an aggregate of 5,678,700 Common Shares with an aggregate sale price of $10,409,311.71.

In a series of open market sales between to September 30, 2016 and October 7, 2016, Ho Cheuk sold an aggregate of 5,442,920 Common Shares with an aggregate sale price of $10,218,426.15.

In a series of open market sales between to October 10, 2016 and October 19, 2016, Ho Cheuk sold an aggregate of 5,490,644 Common Shares with an aggregate sale price of $10,194,905.76.

In a series of open market sales as set forth in Item 5(c) of this Schedule 13D, which section is incorporated herein by reference, Ho Cheuk sold an aggregate of 8,190,074 Common Shares with an aggregate sale price of approximately $14,931,503.70.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares for investment purposes and have made purchase and sale decisions based on their assessment of the investment at the time of those transactions. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the

Issuer, which review may be based on various factors including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

(a) The Reporting Persons presently intend to continue to sell down their position in the Issuer.

(b)-(j) N/A

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of Common Shares and the percentage of total outstanding Common Shares beneficially owned by the Reporting Persons are set forth below. References to percentage ownerships of Common Shares in this Statement are based upon the 502,595,388 Common Shares outstanding as of November 2, 2016 based on the Form 6-K filed by the Issuer on November 2, 2016. Ho Cheuk is the record owner of 7,074,459 Common Shares. Grand Honest is the record holder of 17,500,000 Common Shares.

The Reporting Persons beneficially own the Shares, which represent approximately 4.89% of the outstanding Common Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Pang Yuet, who is a director and the sole executive officer of Ho Cheuk and, in such capacity, possesses the decision making power of Ho Cheuk with respect to the voting and disposition of securities beneficially owned thereby and as a result may also be deemed to beneficially own the Shares.

Cheung Mui, who is the sole director of Grand Honest and, in such capacity, possesses the decision making power of Grand Honest with respect to the voting and disposition of securities beneficially owned thereby and as a result may also be deemed to beneficially own the Shares.

Pang Yuet and Cheung Mui are related by marriage and act as a group when making investment decisions and thereby each may be deemed to beneficially own the Shares.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Shares beneficially owned by members of the group as a whole.

(b)        Each of the Reporting Persons may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of all of the Shares.

(c)        The following transactions have been effected via public market trading by Ho Cheuk in the Issuer’s securities within the past 60 days:

Trade Date (Month/Day/Year)	Amount of Common Shares	Average Price Per Common Share	Disposition of Transaction
12/01/2016	1,108,815	$1.82	Sale
12/02/2016	450,000	$1.80	Sale
12/05/2016	786,100	$1.83	Sale
12/06/2016	690,000	$1.81	Sale
12/07/2016	412,053	$1.80	Sale
12/08/2016	692,010	$1.80	Sale
12/09/2016	476,000	$1.81	Sale
12/12/2016	1,350,000	$1.87	Sale
12/13/2016	690,000	$1.85	Sale
12/14/2016	360,100	$1.82	Sale
12/15/2016	23,198	$1.80	Sale
12/20/2016	340,167	$1.80	Sale
12/21/2016	6,000	$1.79	Sale
12/22/2016	90,000	$1.80	Sale
1/3/2017	715,631	$1.80	Sale

(d)        Not applicable.

(e)        As a result of the transactions described in Item 5(c) above, on January 3, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.	Joint Filing Agreement, dated January 10, 2017, among the Reporting Persons.

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated January 10, 2017

Ho Cheuk Fund

By:	/s/ Jian Qing
Name: Jian Qing
Title: Director

Grand Honest Limited

By:	/s/ Cheung Mu
Name: Cheung Mui
Title: Director

/s/ Pang Yuet

/s/ Cheung Mui

Annex A

Name and Business Address	Present Principal Occupation	Citizenship

Ho Cheuk Fund
Pang Yuet	Merchant	People’s Republic of China

Room 2906, 29/F, China Resources Building, 26 Harbour Road, Wan Chai, H.K.

Jian Qing	Merchant	Canada

Room 2906, 29/F, China Resources Building, 26 Harbour Road, Wan Chai, H.K.

Grand Honest Limited
Cheung Mui	Merchant	People’s Republic of China

Room 2906, 29/F, China Resources Building, 26 Harbour Road, Wan Chai, H.K.